Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  TCF Financial Corporation
Commission File No.:  001-39009
Date:  January 22, 2021

The following are excerpts from a transcript of the fourth quarter earnings call hosted by Huntington Bancshares Incorporated on January 22, 2021.

Presentation

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Stephen D. Steinour
Chairman, President & CEO

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We are particularly excited about the TCF acquisition we announced last month, which provides additional scale and growth opportunities. We filed the bank regulatory applications last week and announced the planned consolidation of 198 branches. We are making good progress on our preparations for integration later this year. We remain on track with the previously announced schedule for an expected closing date late in the second quarter.

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Question and Answer

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Kenneth Allen Zerbe
Morgan Stanley, Research Division

All right. Great. No, that’s helpful. Sort of slightly related, unrelated question. So People’s United yesterday announced that they’re exiting their in-store branches, the relationship they have with Stop & Shop. And on the call, they actually made kind of a compelling case for why store branches kind of just don’t make a lot of sense anymore. I know you guys have long-term contracts with Giant Eagle, et cetera. But what is – if you didn’t have those contracts, would it still make sense to have the in-store branches? Does that value proposition still work?

Stephen D. Steinour
Chairman, President & CEO

Ken, this is Steve. The – we’ve been well served by the in-store branches in the past. And you’ll remember, we went into those almost a decade ago. But last week, we announced – last week, we filed our Federal Reserve and OCC applications. So it’s Monday a week ago. And in those apps, we announced the consolidation of branches. And we have a very large in-store partnership with Meijer and Giant Eagle. But as a result of the combination with first – with TCF in Michigan, we’ve been in a position where we’re going to be consolidating 198 branches, very substantially in Michigan. And that will allow us to cycle out of the in-store branches that we have with Meijer, which we’ve explained to the company. Just excess distribution with nearly 500 points of distribution in the state of Michigan as a consequence of the combination. So we are adjusting that partnership. There are other things we will look forward to doing with that and some – a few ideas on the drawing board as well. With Giant Eagle, we have consolidated a number of branches over the last year. There’s the potential to further consolidate around in-store to traditional as we go forward. We do think the – we’ve been well served by the nature of the economics around the in-store branches, but there is a changing distribution, frankly, a thinning of distribution as we move forward. And as we’ve seen over the past year with the pandemic, more and more home goods delivered, including groceries. And so store traffic, while the volumes are up, the revenues are up, traffic is down and preference for doing banking activities in the in-stores is changing a bit. Now having said that, we see very, very strong performance in the TCF in-stores, which are in even denser metropolitan areas than we have with our 2 partners. So we’ve liked the channel over time and continue to like aspects of it, and we’re committed to, going forward, to Giant Eagle for the next several years, and then we’ll assess the TCF partners as we move forward.

But again, they’re roughly 2.5, 3x the average size of Huntington in-store branches. They’ve been at it a very long time. They have very patterned behavior. So I suspect we’re going to like what we see as we get further along with it.

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Peter J. Winter
Wedbush Securities Inc., Research Division

Okay. And if I can ask about the TCF acquisition. I’m just wondering, obviously, you haven’t even closed the deal. But any way you can quantify maybe a range of potential revenue synergies? I know it’s not part of your guidance. And then secondly, what would you say are the top 3 revenue opportunities with this deal?

Stephen D. Steinour
Chairman, President & CEO

Peter, I’ll take that. And let me start. I think I was a bit brusque with an answer to a question you had last time. So apologies for that. But picking up on TCF, we haven’t talked a lot about revenue synergies, but they are clearly there. We have a much broader product venue on both the consumer and business side. So the capacity to cross-sell and deepen, much like we saw with FirstMerit, is very substantial. And it’s hard to bake that in, and certainly, not something you guys want to hear. So we haven’t front-run that with you. But that is definitely a case.

We’ve been very impressed with the quality of the teams that we’ve seen in a variety of the areas in TCF, both business line and technology and some of the support areas, for example. And so I think we will be a stronger company by the blend as well, and that will have upside. Then finally, they do some things extraordinarily well. Their equipment finance business, their inventory finance business, these are little gems. And they’re not widely known or appreciated, but we really liked what we saw in diligence and have learned subsequently. And those are just a few of the businesses and opportunities.

There’s a substantial outsourcing as well, both on the capital markets side for most products. And again, it’s a much more limited menu that we offer as well as their broker-dealers, their credit card. There’s a variety of businesses that we’ll bring back in fairly quickly as we move forward. So there’s the 40% expense, and we just articulated a 43% branch consolidation. So you can see where that’s coming from. It will be their systems to ours, 100%. So we’ve got a lot of early on, very, very good work that’s getting us bullish on the expense side. But the play here is a revenue play. New markets, exciting new markets, Minneapolis, St. Paul; Denver, Colorado Springs; more than tripling us in Chicago; opening in Milwaukee; and Silicon Valley. I mean there’s a lot to go for, plus the scale change in Michigan, we’ll be a 1 or 2 and virtually everything in Michigan. So we really like the revenue side of this, and you’ll see that reflected in ‘22 and beyond as we get set.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington and TCF, the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and TCF; the outcome of any legal proceedings that may be instituted against Huntington or TCF; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and TCF do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and TCF successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and TCF.  Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Huntington nor TCF assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and TCF and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Huntington and TCF will be submitted to TCF’s shareholders and Huntington’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF TCF ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and TCF, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-1807.

PARTICIPANTS IN THE SOLICITATION

Huntington, TCF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and TCF in connection with the proposed transaction under the rules of the SEC.  Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC.  Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.